UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of October, 2015

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF UNAUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2015

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

CHINA ENTERPRISES LIMITED

PRESS RELEASE

HONG KONG, CHINA, October 28, 2015 - The Board of Directors of the Company announced the following financial information for the year ended December 31, 2014: -

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2014

Financial Highlights

	(Unaudited) Year ended December 31, 2014			(Audited) Year ended December 31, 2013
Revenue		Nil			Nil
Operating loss	Rmb	(2.1M	)	Rmb	(1.8M	)
(Loss) profit before income tax	Rmb	(2.5M	)	Rmb	9.9M
Net (loss) income	Rmb	(2.5M	)	Rmb	9.9M
(Loss) earnings per common share	Rmb	(0.28)		Rmb	1.10

The Company does not have an operating subsidiary up to the date of this press release, and the Company is actively seeking new opportunities with respect to its business.

Operating loss increased to Rmb2.1 million in 2014 compared to Rmb1.8 million for the fiscal 2013. The Rmb2.1 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2014.

Loss before income tax for the year ended December 31, 2014 increased to Rmb2.5 million compared to profit of Rmb9.9 million in 2013. The net loss for the fiscal year 2014 consisted mainly of dividend income of Rmb3.9 million, interest income of Rmb0.1 million, realized gain recognized on disposal of securities amounted to Rmb0.9 million, interest expense of Rmb0.6 million, unrealized loss recognized on trading securities amounted to Rmb4.0 million, administrative charges of Rmb2.1 million and exchange loss of Rmb0.7 million.

The Annual General Meeting for the Company will be held in Hong Kong on December 22, 2015. Based on the record date of October 30, 2015, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.

***End***

For more information, please contact:

Hong Kong	New York
China Enterprises Limited	Pristine Advisers LLC
Tel: (852) 3151 0300	Tel: (631) 756-2486
Fax: (852) 2542 0298	Fax: (646) 478-9415